For Immediate Release December 31, 2013
Manulife Financial Completes Sale of its Life Insurance Operations in Taiwan
to CTBC Life

TORONTO – Manulife Financial Corporation today announced that its subsidiary, Manulife (International) Limited, has completed the previously-announced transaction to sell its life insurance business in Taiwan to CTBC Life Insurance Co., Ltd. (CTBC Life).  The agreement was announced on July 31, 2013.

Completion of this transaction is expected to increase the Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio of Manulife Financial’s key operating subsidiary, The Manufacturers Life Insurance Company (MLI), by approximately 3 percentage points.  MLI’s MCCSR was 229 percent as of September 30, 2013.  As previously announced, the transaction is not expected to have a material impact on Manulife Financial Corporation’s consolidated financial results.

Manulife Financial remains committed to its asset management operation in Taiwan, Manulife Asset Management (Taiwan) Co., Ltd. This is a separately managed operation that is not impacted by the transaction.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were approximately C$575 billion (US$559 billion) as at September 30, 2013. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore 416-926-6495, steven_moore@manulife.com Anique Asher 416-852-9580 anique_asher@manulife.com

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